WesBanco

By all accounts, better.

Presentation on 1st Quarter 2014 Results for various investor conferences during the 2nd Quarter 2014

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2013 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2014, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco
By all accounts, better.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.2 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 120 banking offices + Pittsburgh Business Loan Production Center
  - 106 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	42*	42
Todd Clossin	President & CEO	30	1
Robert Young	EVP & CFO	28	13
Peter Jaworski	EVP & Chief Credit Officer	30	19
Jonathan Dargusch	EVP – Trust & Investments	33	4
Bernard Twigg	EVP – Chief Lending Officer	30	11

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Net Interest Income / Share (%)


2.4%
1.2%
0.0%
(1.2%)
(2.4%)
1.2%
(1.9%)
0.4%
WSBC
Regional Peers
National Peers

LTM Non-Interest Income / Share (%)


4.5%
3.0%
1.5%
0.0%
(1.5%)
3.1%
(0.4%)
(0.1%)
WSBC
Regional Peers
National Peers

Total Loans / Share (%)


0.0%
(0.5%)
(1.0%)
(1.5%)
(2.0%)
(0.2%)
(1.4%)
(1.0%)
WSBC
Regional Peers
National Peers

Core Deposits / Share (%)


3.2%
2.4%
1.6%
0.8%
0.0%
2.9%
0.4%
2.3%
WSBC
Regional Peers
National Peers

Source: SNL Financial; Financial data as of most recent quarter
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion
National peers include public banks and thrifts with assets between $2 billion and $10 billion

By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Earnings / Share (%)


13.0%
11.0%
9.0%
7.0%
5.0%
12.2%
12.1%
8.2%
WSBC
Regional Peers
National Peers

Tangible Book Value / Share (%)


7.0%
5.5%
4.0%
2.5%
1.0%
6.0%
6.4%
5.9%
WSBC
Regional Peers
National Peers

Source: SNL Financial; Financial data as of most recent quarter
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion
National peers include public banks and thrifts with assets between $2 billion and $10 billion

WesBanco By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 7 times in last 13 quarters representing a 57% increase.
- Continued growth in deposits and loans
  - Strong loan origination focus.
  - Deposits have been positively influenced by Marcellus and Utica shale payments.
- Growth in net income and earnings per share and improved credit quality.
- Private banking team to coordinate delivery of special service products that has produced $67 million in new deposits and $43 million in new loans.
- Executed CEO succession plan.

WesBanco
By all accounts, better.

Recent Accomplishments

- Continued control of expenses.
- Continued restructuring of branch offices.
  - Closed 6 branches in 2012.
  - Opened 1 new branch in 2013
  - Opened 1 new branch in 2014, with a 2nd branch opening in the western PA market area in mid 2014.
- Maintained strong capital position, considered "Well-capitalized" under regulatory guidelines and anticipated to be in compliance with BASEL III.
- Earned five consecutive Outstanding CRA ratings.
- Recently named as one of 31 banks to the KBW Bank Honor Role.

WesBanco
By all accounts, better.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	**For the Quarter Ended March 2014**	**For the Quarter Ended March 2013**	**% Change**	**For the Quarter Ended Dec. 2013**	**% Change**
Net Income	$16,421	$16,021	2.5%	$15,353	7.0%
Diluted Earnings Per Share	$ 0.56	$ 0.55	1.8%	$0.52	7.7%
Provision for Credit Losses	$2,199	$2,102	4.6%	$3,144	(30.1%)
Return on Average Assets	1.08%	1.07%	0.9%	0.99%	9.1%
Return on Average Tangible Equity*	15.40%	16.55%	(7.0%)	14.60%	5.5%
Net Interest Margin (FTE)	3.63%	3.64%	(0.3%)	3.58%	1.4%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.57%	60.59%	0.0%	61.66%	(1.8%)

*See non-GAAP measures for additional information relating to the calculation of this item.

Organic Growth Opportunities

An Expanding Franchise in Contiguous Markets: 120 banking offices


Pennsylvania
Ohio
Pittsburgh
Columbus
Wheeling
Parkersburg
Morgantown
Cincinnati
Jackson
Charleston
West Virginia
WesBanco
By all accounts, better.

Marcellus Shale Opportunities Within WesBanco Footprint

Marcellus Shale Regional Coverage



MI
Erie
NY
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WesBanco (118)

❖ **71% of the WesBanco franchise is situated within the Marcellus Shale region**

- Within this footprint, WesBanco has the #5 market share rank with 3.4% of the total market share

Deposit Market Share WesBanco Marcellus Shale Counties of Operation (1)

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	PNC Financial Services Group Inc. (PA)	151	$40,225	38.6%
2	Bank of New York Mellon Corp. (NY)	4	18,800	18.0
3	Royal Bank of Scotland Group Plc	104	5,617	5.4
4	Huntington Bancshares Inc. (OH)	80	4,420	4.2
5	**WesBanco Inc. (WV)**	**84**	**3,511**	**3.4**
6	Dollar Bank Federal Savings Bank (PA)	33	3,227	3.1
7	BB&T Corp. (NC)	37	2,911	2.8
8	First Niagara Financial Group Inc. (NY)	48	2,350	2.3
9	F.N.B. Corp. (PA)	57	2,238	2.2
10	United Bankshares Inc. (WV)	25	1,930	1.9

❖ **Landowners' new wealth is creating many business opportunities for WesBanco**

- Large cash payments for drilling rights
- Landowners are seeking financial advice
- Retail products provide short-term solutions for customers, while wealth management products provide long-term solutions
- Private Banking platform combines all these necessary products for the Marcellus Shale

Source: SNL Financial, Company Documents, U.S. Bureau of Land Management, Geology.com, Catskillmountainkeeper.org. and GoMarcellusShale.com
(1) Includes the combined 10 OH counties, 3 PA counties, and 14 WV counties in which WesBanco operates within the Marcellus Shale: Deposit data as of 6/30/2012.

WesBanco By all accounts, better.

Wealth Management Services

- $3.8B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust, Securities Brokerage and Private Banking under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$15.8
$17.2
$18.0
$19.6
$22.9
$2.8
$2.9
$3.2
$3.7
$3.8
$4.6
$4.4
$4.6
$6.2
$7.4
2010
2011
2012
2013
2014*

*Annualized

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- PA Market security brokerage fees for 1Q'14 have increased 108.9% over 1Q'13 and 14.9% over 4Q'13.
- Add revenue generating staff – reducing back office.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Wealth management / securities / private banking
  - Insurance
- Opening new Southpointe branch in October 2014.

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



$1150
950
750
550
350
150
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Gain Mort. Loan Sales
Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$60.7
$59.9
$62.6
$68.7
$68.7
2010
2011
2012
2013
2014*

*Annualized

- Non-interest income contributed 26% of net revenue YTD 2014.
- Non-bank offerings (trust, insurance, securities) contributed $8.4 million to YTD 2014 revenue.
- Securities brokerage revenue has increased 22.2% YTD 2014.
- Trust fees have increased 12.6% YTD 2014.
- 1Q’13 included a $1.1 million gain in BOLI income due to a death payout.
- Mortgage banking income down due to industry wide slowdown.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco By all accounts, better.

Non-interest Bearing Deposit Growth

(Dollars in thousands)


Non-interest bearing deposits
% of Total Deposits
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4Q'09 1Q'10 2Q'10 3Q'10 4Q'10 1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13 1Q'14

WesBanco
By all accounts, better.

Merger & Acquisition Capabilities

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- WesBanco is focused on targeted M & A opportunities in higher growth metro areas.
- Positive regulatory relationships represent a key success factor.
- Adequate capital and liquidity to close.
- Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.

M & A Advantages (con't.)

- Currency valuation provides upside for seller's shareholders.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Our common stock has exceeded the S&P 500 performance over the last 37 years.
- Performed better than peer group over past 1, 3 and 5 year time frame.

WesBanco
By all accounts, better.

Financial Information

Net Interest Margin



NIM
Yield on Earning Assets
Cost of Funds
3.53%
4.43%
1.07%
3.51%
4.37%
1.03%
3.50%
4.27%
0.93%
3.64%
4.31%
0.81%
3.56%
4.20%
0.77%
3.52%
4.13%
0.73%
3.58%
4.09%
0.63%
3.63%
4.08%
0.56%
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14

WesBanco
By all accounts, better.

Summary – Capital Ratios



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.13%
7.04%
14.08%
7.07%
14.23%
7.19%
14.19%
7.35%
14.40%
7.49%
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14

*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.56 B
~25.0% of total assets


US Govt. Agencies 4.6%
Municipals, 39.4%
Agency Mortgage-Backed & CMOs, 52.5%
Equities & Others, 3.5%

- Average tax-equivalent portfolio yield of 3.27%.
- WAL approx. 4.9 years; modified duration 4.2%.
- Over 53% unpledged.
- Net unrealized AFS securities losses of $4.7 million at 3/31/14; total net portfolio gain with HTM of $5.5 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio
3/31/14

Total Portfolio Loans = $3.9 B


Comm. & Ind., 14.4%
LHFS, 0.2%
Consumer, 6.1%
HELOC, 7.3%
Res. Real Estate, 22.8%
Comm. Real Estate, 49.2%

Comm. Real Estate = $1.92 B


Const & Dev. 12.3%
Investor-owned 61.8%
Owner-occupied 25.9%

Reduction in Classified Loans



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

Allowance Coverage



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
($000)
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans

WesBanco
By all accounts, better.

Loan Portfolio Shift


Total Loan Portfolio $3.6B
As of 12/31/2008
51% Outside WVA
49% Within WVA


Total Loan Portfolio $3.9B
As of 12/31/2013
61% Outside WVA
39% Within WVA

Deposit Shift

Total Deposits $3.5B
As of 12/31/2008


49% Outside WVA
51% Within WVA

Total Deposit $5.1B
As of 12/31/2013


58% Outside WVA
42% Within WVA

Diversified Deposit Portfolio

Total Deposit Portfolio $4.0B
As of 12/31/2009


Non-Interest demand
13.71%
Interest bearing demand
11.34%
Money Market
17.99%
Savings
12.23%
Certificates of Deposit
44.73%

Total Deposit Portfolio $5.1B
As of 12/31/2013


Non-Interest demand
18.98%
Interest bearing demand
16.94%
Money Market
18.62%
Savings
15.60%
Certificates of Deposit
29.86%

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	March 31, 2014	December 31, 2013
Up 1% Rate Shock	+2.2%	+1.6%
Up 2% Rate Shock	+2.7%	+1.7%
Up 3% Rate Shock	+1.6%	+0.2%
Up 2% Rate Ramp	+1.3%	+1.1%
Down 1% Rate Shock	-2.1%	-2.0%
EVE Up 2% Rate Ramp *	1.2%	-2.8%
EVE Down 1% Rate Ramp *	-7.9%	-5.3%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Information

Dividends Per Share


Dividend payout ratio = 39.29% at 4/1/14
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
57% increase over past 13 quarters
1Q'11
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14

WesBanco
By all accounts, better.

Peer Market Valuation

Price / 2014 EPS Est. (1)



Median (excl. WSBC): 14.2x
19.0x
17.0x
15.0x
13.0x
11.0x
12.6x
12.9x
12.9x
13.1x
13.4x
13.4x
13.5x
13.6x
13.8x
14.2x
14.2x
14.6x
14.6x
14.7x
14.9x
15.6x
15.7x
15.7x
18.4x
MSFG
FRME
CHCO
SRCE
WSBC
CTBI
STBA
ONB
PEBO
NPBC
LKFN
National Peers
FFBC
PRK
FNB
UBSI
FCF
UBSH
CFNL

Price / Tangible Book Value (x)



Median (excl. WSBC): 1.70x
2.60x
2.20x
1.80x
1.40x
1.00x
1.39x
1.41x
1.42x
1.45x
1.48x
1.63x
1.64x
1.65x
1.70x
1.70x
1.70x
1.74x
1.80x
1.83x
1.86x
1.90x
2.01x
2.06x
2.24x
2.32x
MSFG
TOWN
SRCE
FCF
National Peers
FFBC
CTBI
STBA
CFNL
FRME
NPBC
ONB
PEBO
LKFN
UBSH
PRK
WSBC
CHCO
FNB
UBSI

Source: SNL Financial and FactSet Research Systems
Financial data as of most recent quarter; Market data as of 4/28/2014
National peers include public banks and thrifts with assets between $2 billion and $10 billion
(1) First Call consensus estimates

WesBanco
By all accounts, better.

Peer Market Performance

Relative Stock Price Performance Through the Cycle (6/30/2007)



Median (excl. WSBC): (2.8%)
80.0%
40.0%
0.0%
(40.0%)
(80.0%)
(38.1%) (31.7%) (25.4%) (21.7%) (15.5%) (13.6%) (11.7%) (6.9%) (5.0%) (2.8%) (2.3%) (0.7%) 2.8% 8.9% 9.8% 11.2% 14.4% 19.2% 69.7% 71.5%
NPBC STBA FNB FCF ONB PRK FRME UBSI TOWN PEBO National Peers MSFG WSBC CHCO FFBC UBSH CTBI SRCE CFNL LKFN

Relative 1-Year Stock Price Performance



Median (excl. WSBC): 18.8%
40.0%
30.0%
20.0%
10.0%
0.0%
3.2% 6.1% 8.3% 8.5% 9.4% 9.6% 10.0% 10.0% 10.7% 18.8% 19.6% 21.7% 23.0% 24.5% 27.0% 28.3% 31.8% 32.3% 38.0% 39.7%
NPBC FFBC PRK CTBI ONB CFNL TOWN FNB CHCO UBSI National Peers STBA FCF WSBC MSFG SRCE FRME PEBO LKFN UBSH

Source: SNL Financial and FactSet Research Systems
Market data as of 4/28/2014
National peers include public banks and thrifts with assets between $2 billion and $10 billion

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to fund additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation due to lower than peer P/E ratio.

WesBanco
By all accounts, better.

Appendix

Appendix: Loan Totals by Market ($ millions)

March 31, 2014	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 542	$ 420	$ 962	25%
North Central WV	259	216	475	12%
Parkersburg	171	82	253	6%
Kanawha Valley	81	61	142	4%
Western PA	345	166	511	13%
Total East Markets	**$ 1,398**	**$ 945**	**$ 2,343**	**60%**
Central Ohio	625	155	780	20%
Southwest Ohio	319	193	512	13%
Southeast Ohio	134	124	258	7%
Total West Markets	**$ 1,078**	**$ 472**	**$ 1,550**	**40%**
Total Bank	**$ 2,476**	**$ 1,417**	**$ 3,893**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

March 31, 2014	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 465	$ 7,277	$ 3,185	$ 766	$11,693	20%
North Central WV	255	1,433	2,885	----	4,573	8%
Parkersburg	36	1,126	1,118	407	2,687	4%
Kanawha Valley	177	1,751	257	----	2,185	4%
Western PA	315	5,440	1,930	3,251	10,936	19%
Total East Markets	**$ 1,248**	**$17,027**	**$ 9,375**	**$ 4,424**	**$32,074**	**55%**
Central Ohio	14	6,968	880	600	8,462	15%
Southwest Ohio	442	8,893	3,195	255	12,785	22%
Southeast Ohio	129	3,485	1,085	---	4,699	8%
Total West Markets	**$ 585**	**$ 19,346**	**$ 5,160**	**$ 855**	**$25,946**	**45%**
Total Bank	**$ 1,833**	**$ 36,373**	**$ 14,535**	**$ 5,279**	**$58,020**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	12/31/13	12/31/12
Non-interest expense	$160,998	$150,120
Less: restructuring and merger related expense	1,310	3,888
Non-interest expense excluding restructuring and merger related expense	$159,688	$146,232
Net interest income (on a fully taxable equivalent basis)	$192,556	$175,027
Non-interest income	69,285	64,775
Total income	$261,841	$239,802
Non-interest expense / total income (efficiency ratio)	60.99%	60.98%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	3 months ended 3/31/14	3 months ended 3/31/13
Non-interest expense	$ 40,095	$ 40,747
Less: restructuring and merger related expense	--	1,178
Non-interest expense excluding restructuring and merger related expense	$ 40,095	$ 39,569
Net interest income (on a fully taxable equivalent basis)	$ 49,148	$ 47,812
Non-interest income	17,049	17,496
Total income	$ 66,197	$ 65,308
Non-interest expense / total income (efficiency ratio)	60.57%	60.59%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	1Q'13	2Q'13	3Q'13	4Q'13	1Q'14
Total shareholder's equity	$ 724,409	$ 726,232	$ 736,688	$ 746,595	$ 761,117
Less: goodwill & other intangible assets, net of def. tax liabilities	(319,156)	(318,828)	(318,516)	(318,161)	(317,840)
Tangible equity	$ 405,253	$ 407,404	$ 418,172	$ 428,434	$ 443,277
Total assets	$6,075,485	$6,084,011	$6,138,360	$6,144,773	$6,237,577
Less: goodwill & other intangible assets, net of def. tax liabilities	(319,156)	(318,828)	(318,516)	(318,161)	(317,840)
Tangible assets	$5,756,329	$5,765,183	$5,819,844	$5,826,612	$5,919,737
Tangible equity to tangible assets	**7.04%**	**7.07%**	**7.19%**	**7.35%**	**7.49%**

Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2010	2011	2012	2013	2014*
Non-interest income	$ 59,599	$ 59,888	$ 64,775	$ 69,285	$ 69,143
Less: Net securities gains	3,362	963	2,463	684	40
Less: net gains/losses on other real estate owned and other assets	(4,128)	(1,290)	(305)	(81)	(452)
Net operating non-interest income	$ 60,365	$ 60,215	$ 62,617	$ 68,682	$ 69,555

* Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	12/31/12 YTD	12/31/13 YTD
Net income	$ 49,544	$ 63,925
Plus: amortization of intangibles (tax effected at 35%)	1,398	1,487
Net income before amortization of intangibles	$ 50,942	$ 65,412
Average total shareholders' equity	$ 656,684	$ 733,249
Less: average goodwill & other intangibles, net of def. tax liabilities	(281,326)	(318,913)
Average tangible equity	$ 375,358	$ 414,336
Return on average tangible equity	13.57%	15.79%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	3/31/13 QTD	3/31/14 QTD
Net income*	$ 64,974	$ 66,596
Plus: amortization of intangibles* (tax effected at 35%)	1,647	1,305
Net income before amortization of intangibles*	$ 66,621	$ 67,901
Average total shareholders' equity	$ 722,214	$ 758,841
Less: average goodwill & other intangibles, net of def. tax liabilities	(319,706)	(317,996)
Average tangible equity	$ 402,508	$ 440,845
Return on average tangible equity	16.55%	15.40%

***Annualized**

WesBanco®

By all accounts, better.